Exhibit 1

BRF S.A.

A PUBLICLY TRADED COMPANY

CNPJ No 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF”) announced that today it priced an international offering of 7 (seven) year senior notes in the aggregate amount of €500 million (the “2022 Notes”). The 2022 Notes are compliant with the Green Bond Principles published by the International Capital Market Association, making this the first “Green Bond” issued by a Brazilian borrower.

The 2022 Notes, which will mature on June 3, 2022, will be issued with a coupon of 2.750% per year (yield to maturity 2.822%), payable annually, beginning on June 3, 2016. The 2022 Notes will be senior unsecured obligations of BRF and will rank pari passu with other senior unsecured indebtedness of BRF.

BRF intends to use the proceeds of the 2022 Notes to fund green projects in the areas of energy efficiency, greenhouse gas emission reduction, renewable energy, water management, waste management, sustainable and efficient packaging, sustainable forest management and raw materials use reduction, as well as to pay fees and expenses associated with the offering.

The 2022 Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” and may not be offered or sold in the United States of America absent registration or an applicable exemption from registration requirements. The 2022 Notes are being sold exclusively to qualified institutional investors, as defined under Rule 144A of the Securities Act, and to non-U.S. persons pursuant to Regulation S under the Securities Act. The 2022 Notes have not been, and will not be, registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM). The 2022 Notes were not offered or sold in Brazil, except in circumstances that do not constitute a public offering or unauthorized distribution under Brazilian laws and regulations. BRF has applied to list the 2022 Notes on the Luxembourg Stock Exchange for trading on the Euro MTF Market, subject to approval by the same.

This announcement does not constitute an offering to sell 2022 Notes nor a request for offerings to purchase the 2022 Notes, nor shall any offer or sale of these 2022 Notes take place in any state or jurisdiction in which such offering is prohibited, under the securities laws of that state or jurisdiction.

On May 28, 2015, BRF announced the expiration of tender offers for certain of its outstanding notes. A total of U.S.$725,144,000 in aggregate principal amount was validly tendered and accepted, including U.S.$47,005,000 in aggregate principal amount of 6.875% Senior Notes due 2017, U.S.$101,359,000 in aggregate principal amount of 7.250% Senior Notes due 2020 and U.S.$576,780,000 in aggregate principal amount of 5.875% Senior Notes due 2022, which allows BRF to reduce the aggregate outstanding amount of certain of its debt securities with higher interest rates. Given that the market price of the tendered notes were trading above par value, the impact of the tenders on our results for the second quarter of 2015 will be approximately U.S.$89 million. As a result of the tender offers and the issuance of the 2022 Notes, BRF expects a reduction in its annual interest expenses and a slight increase in the average maturity of its indebtedness.

São Paulo, May 29, 2015

Augusto Ribeiro Junior

Chief Financial Officer and Investor Relations Officer

BRF S.A.